SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-31400

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc,

1100 North Glebe Road,

Arlington,

Virginia 22201

CACI $MART Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	16

Signatures

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

The Plan Sponsor

CACI International Inc

We have audited the accompanying statements of net assets available for benefits of CACI $MART Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 21, 2012

CACI $MART Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2011	2010
Assets
Cash	$—	$31
Investments, at fair value	755,439	713,881

Receivables:
Contributions receivable—employee	3,816	3,356
Notes receivable—participants	14,452	12,784

Total receivables	18,268	16,140

Net assets reflecting investments at fair value	773,707	730,052
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,544)	(2,265)

Net assets available for benefits	$771,163	$727,787

See accompanying notes.

CACI $MART Plan

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	For the Years Ended December 31,
	2011	2010
Additions
Investment income:
Interest and dividends	$17,992	$13,858
Net (depreciation) appreciation in fair value of investments	(22,806)	77,412

Total investment (loss) income	(4,814)	91,270

Interest income on notes receivable from participants	594	558

Contributions:
Participant	81,961	72,792
Employer	24,153	17,978
Rollover	12,220	12,194

Total contributions	118,334	102,964

Total additions	114,114	194,792

Deductions
Benefits paid to participants	70,389	56,128
Administrative expenses	349	276

Total deductions	70,738	56,404

Net increase	43,376	138,388

Net assets available for benefits:
Beginning of year	727,787	589,399

End of year	$771,163	$727,787

See accompanying notes.

CACI $MART Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the CACI $MART Plan (the Plan), which is sponsored and administered by CACI International Inc (the Company or Plan Sponsor), provides only general information about various terms, conditions and features of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has both a 401(k) and a profit-sharing feature. Company matching 401(k) and any profit-sharing contributions are made at the discretion of the Plan Sponsor. All contributions to the Plan are maintained in a trust fund consisting of separate accounts identifiable by individual participant.

Eligibility

In general, employees of the Plan Sponsor and its participating subsidiaries who are United States citizens or residents, regardless of age, are eligible to participate.

Contributions

Thirty days after the Plan Sponsor provides the recordkeeper the initial participant data, eligible employees are automatically enrolled in the Plan and, unless they otherwise elect, 3 percent of their compensation is deferred and contributed to the Plan. At each anniversary, the contribution increases by 1 percent up to 6 percent, unless otherwise elected by the employee.

Through December 31, 2004, participants were permitted to defer up to 25 percent of their compensation but not more than the maximum, as indexed annually by Internal Revenue Service (IRS) regulations. Effective January 1, 2005, participants could elect to defer up to 75 percent of their annual pre-tax compensation subject to the IRS maximum. Participants who are age 50 and older by each Plan year-end date have the opportunity to defer an additional amount up to the annual catch-up contribution limits as outlined under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participants may also contribute amounts representing distributions or transfers from other qualified defined benefit plans or defined contribution plans.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

The Company makes matching contributions in an amount equal to 50 percent of the first 6 percent of pre-tax compensation deferred by participants in each payroll period, subject to federal limits. The Company also may elect to make annual discretionary profit-sharing contributions for all participants based on annual financial results. There were no discretionary profit-sharing contributions during the years ended December 31, 2011 and 2010.

Vesting

All participants vest immediately in their salary deferral contributions and the investment earnings thereon, and vest in the Company matching and discretionary profit-sharing contributions, and the investment earnings thereon, based on years of continuous service. Prior to January 1, 2004, participants became 100 percent vested after five years of continuous service. Effective January 1, 2004, the Plan was amended whereby participants became 100 percent vested in Company matching and profit-sharing contributions after three years of continuous service.

Participant Accounts

The Plan establishes and maintains a separate account in the name of each individual participant. Participant accounts are credited with participant salary deferral contributions, Company matching contributions, and allocations of (1) any discretionary profit-sharing contributions and (2) Plan investment earnings. Participant accounts are reduced by an allocation of Plan administrative expenses. Allocation of profit sharing contributions are based on participants’ annual compensation, and allocations of Plan investment earnings are based on participant account balances.

The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions, and Plan Sponsor contributions, into any of the investment options offered by the Plan, and may change their investment options daily.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Administration

The Company is responsible for the overall administration of the Plan. T. Rowe Price Trust Company serves as trustee of the Plan, and T. Rowe Price Retirement Plan Services, Inc. provides investment management and recordkeeping services. As provided by the Plan document, administrative expenses of the Plan may be funded by the Plan or paid by the Plan Sponsor. Origination fees for loans made to participants are funded by individual account assets of the participant originating the loan.

During each of the years ended December 31, 2011 and 2010, the Plan funded administrative expenses of $0.3 million. The Plan Sponsor paid all other administrative expenses.

Participant Loans

The Plan allows participants to borrow against their vested account balances. The minimum loan amount is $1,000, and the maximum is the lesser of 50 percent of the vested balance of the participant’s account or $50,000, reduced by the highest outstanding balance of any loan during the preceding 12 months. Effective January 1, 2002, participants are permitted to have only one loan outstanding at a time.

Loan terms may be up to five years unless the borrowings are made to finance the purchase of a primary residence, in which case the term of the loan may be over a reasonable period of time that may exceed five years. Payments of interest and outstanding principal are made primarily through automatic payroll deductions.

Interest is charged over the term of the loan at the prime rate plus 1 percent, based on the rate on the last business day of the month prior to the month in which the loan is made. Outstanding loan balances are secured by vested participant account balances.

Retirement and Disability Benefits or Termination of Employment

Upon a participant’s retirement, disability, or termination for other reasons, the normal form of benefit for all participants, other than those whose pension account merged into the Plan in 1997, is a lump sum cash payment. For pension accounts that were merged into the Plan in 1997, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. Alternative forms of distribution for this group include lump

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Retirement and Disability Benefits or Termination of Employment (continued)

sum or installment cash payments or the purchase of a different form of annuity. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after their date of termination. Outstanding loan balances that have been applied against these distributions are reported as benefits paid to participants in the accompanying financial statements.

Death Benefits

Upon death, a participant’s designated beneficiary will receive a benefit distribution during the same period over which the participant would have received his or her benefit.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.

The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset value of shares held by the Plan at the end of the Plan year. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The T. Rowe Price Stable

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Value Common Trust Fund (SVF) is a common collective trust that has underlying investments in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). This fund carries its investments at contract value. The value of the Plan’s investment in CACI International Inc common stock is based on the closing market price of the Company’s common stock on the last business day of the Plan year.

Security transactions are accounted for on a trade basis. Gains and losses on sales of securities are calculated on the basis of the weighted-average cost per share.

Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses, and the unrealized appreciation or depreciation on those investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Benefits

Benefit payments made to participants or transferred to another qualified plan at the direction of participants are recorded when paid.

Forfeitures

Forfeitures of non-vested Company matching and profit-sharing contributions are used to offset respective Company contributions generally for the Plan year in which such forfeitures occur. Company matching contributions were reduced by $3.1 million and $6.5 million during the years ended December 31, 2011 and 2010, respectively, by the offset of available forfeited balances. At December 31, 2011 and 2010, forfeited non-vested account balances available to offset future Company contributions totaled $1.8 million and $1.9 million, respectively. As of December 31, 2011 and 2010 employer contributions receivable was zero as any receivable amounts were offset by forfeitures.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risk and Uncertainties

The Plan provides for a number of investment options, primarily in stock and mutual funds with varying investment objectives and underlying security instruments including fixed income and equity securities. These investment securities are exposed to various risks including interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants, account balances and the amounts reported in the accompanying financial statements.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. Among other things, the guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The guidance in ASU 2010-06 was effective for the Plan year beginning on January 1, 2010. Since ASU 2010-06 only affects fair value measure disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement (ASC 820), to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan follows a fair value hierarchy to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities;

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1, 2 and 3 inputs are defined above) (in thousands):

		Fair Value at December 31
	Hierarchy	2011	2010
Mutual funds:
U.S. equity-large cap funds	Level 1	$132,987	$134,888
U.S. equity-mid cap funds	Level 1	54,681	52,282
U.S. equity-small cap funds	Level 1	31,952	31,708
International equity funds	Level 1	30,960	36,009
Target date retirement funds	Level 1	348,681	317,713
Bond funds	Level 1	46,613	43,014
Stable value funds	Level 1	689	307

Total mutual funds		646,563	615,921
Company stock	Level 1	33,394	33,460
Participant-directed brokerage accounts	Level 1	2,538	1,841
Common/collective trust funds(1)	Level 2	72,944	62,659

Total investments measured at fair value		$755,439	$713,881

The Plan’s valuation methodology used to measure the fair values of money market funds, U.S. government securities and other, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

(1)

This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As described in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

CACI $MART Plan

Notes to Financial Statements (continued)

4. Investments

Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
T. Rowe Price Stable Value Common Trust Fund (stated at contract value)*	$70,400	$60,394
T. Rowe Price Retirement 2030 Fund	55,359	50,171
T. Rowe Price Retirement 2020 Fund	49,671	45,702
T. Rowe Price Retirement 2025 Fund	48,833	45,694
T. Rowe Price Retirement 2040 Fund	45,152	42,580
PIMCO Total Return Institutional	41,784	41,673
T. Rowe Price Retirement 2015 Fund	40,238	36,661
T. Rowe Price Blue Chip Growth Fund	39,280	38,802

*	The fair value of the stable value fund as of December 31, 2011 and 2010 was $72.9 million and $62.7 million, respectively.

During 2011 and 2010, the Plan’s investments, including investments bought and sold, as well as held during each year, (depreciated) appreciated in value as follows (in thousands):

	2011	2010
Mutual funds and participant-directed brokerage accounts	$(24,607)	$74,397
Common/collective trust	—	(19)
CACI International Inc Common Stock	1,801	3,034

	$(22,806)	$77,412

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants would become 100 percent vested in all Plan Sponsor contributions made or due upon the date of termination, and the Trustee would either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

CACI $MART Plan

Notes to Financial Statements (continued)

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 21, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to December 31, 2008.

7. Parties-In-Interest

Certain Plan investments are managed by, and certain administrative and record-keeping services are provided by, T. Rowe Price Retirement Plan Services, Inc. Also, T. Rowe Price Trust Company serves as trustee of the Plan. Mercer Investment Consulting, Inc. & Mercer (US) Inc. provide investment and monitoring services for the Plan. These affiliated companies qualify as parties-in-interest to the Plan in regard to transactions involving Plan assets, and therefore the management and other fees earned by these companies are done so through transactions to which statutory exemptions apply.

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on the IRS Form 5500 Annual Return/Report of Employee Benefit Plan (Form 5500) as benefits that have been processed and approved for payment prior to year-end, but not yet paid as of that date. These amounts are not reported as benefits payable at year-end under United States generally accepted accounting principles, and thus are not reflected in the accompanying financial statements. Additionally, the accompanying financial statements present fully benefit-responsive contracts at contract value.

CACI $MART Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of net assets available for benefits as of December 31, 2011 and 2010, as reported in the financial statements, to those as reported in the Form 5500 (in thousands):

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$771,163	$727,787
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,544	2,265
Less amounts allocated to withdrawing participants	(65)	(15)

Net assets available for benefits per the Form 5500	$773,642	$730,037

The following is a reconciliation of benefits paid to participants during the years ended December 31, 2011 and 2010, as reported in the financial statements, to those as reported in the Form 5500 (in thousands):

	2011	2010
Benefits paid to participants as reported in the financial statements	$70,389	$56,128
Add amounts allocated to withdrawing participants at end of year	65	15
Less amounts allocated to withdrawing participants at beginning of year	(15)	(17)

Benefits paid as reported in the Form 5500	$70,439	$56,126

CACI $MART Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the years ended December 31, 2011 and 2010, to the Form 5500 (in thousands):

	2011	2010
Net increase in net assets available for benefits per the financial statements	$43,376	$138,388
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of year	2,544	2,265
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of year	(2,265)	(1,750)
Less amounts allocated to withdrawing participants at end of year	(65)	(15)
Add amounts allocated to withdrawing participants at beginning of year	15	17

Net increase in assets available for benefits per the Form 5500	$43,605	$138,905

Supplemental Schedule

CACI $MART Plan

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

EIN #54-1345888—Plan Number 002

December 31, 2011

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value (in thousands)
	Harbor Large Value Institutional Fund	Mutual Fund		3,035
	Janus Fund	Mutual Fund		8,138
	PIMCO Total Return Institutional	Mutual Fund		41,784
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund		39,280
*	T. Rowe Price Financial Services Fund	Mutual Fund		7,427
*	T. Rowe Price Health Sciences Fund	Mutual Fund		25,817
*	T. Rowe Price International Stock Fund	Mutual Fund		29,155
*	T. Rowe Price Media & Telecommunication	Mutual Fund		29,072
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund		5,475
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund		24,658
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund		40,238
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund		49,671
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund		48,833
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund		55,359
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund		36,556
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund		45,152
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund		24,849
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund		8,587
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund		2,107
*	T. Rowe Price Retirement Income Fund	Mutual Fund		7,196
*	T. Rowe Price Science & Technology Fund	Mutual Fund		10,320
*	T. Rowe Price Small-Cap Stock Fund	Mutual Fund		30,222
*	T. Rowe Price Summit Cash Reserves Fund	Mutual Fund		689
*	T. Rowe Price Value Fund	Mutual Fund		13,284
	Vanguard Institutional Index	Mutual Fund		22,431
	Vanguard Mid-Cap Index Signal	Mutual Fund		28,864
	Vanguard Small Cap Index	Mutual Fund		1,730
	Vanguard Total Bond Market Index Fund	Mutual Fund		4,829
	Vanguard Total International Stock Index	Mutual Fund		1,805
*	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust		72,944
*	CACI International Inc	Common Stock		33,394
*	Plan Participants	Participant loans (maturing 2012 to 2029 with interest rates of 4.25%-10.50%)		14,452
*	Tradelink Investments (1)	Participant-Directed Brokerage Accounts		2,538

				$769,891

*	Represents a party-in-interest.
**	Historical cost information is not required to be presented, as all investments are participant-directed.
(1)	Certain investments in the Tradelink Investments account are issued by a party-in-interest to the plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 21, 2012	By:	/s/ Mary Good
Mary Good Executive Vice President, Human Resources